EXHIBIT (A)(24)





                                  CONRAIL & CSX

                        CARRYING AMERICA INTO THE FUTURE.



                      CONRAIL AND CSX ARE MERGING TO CREATE
                    A WORLD LEADER IN FREIGHT TRANSPORTATION.


              Conrail + CSX is a merger of equals, working together to become the premier global transportation company. This strate-gic marriage creates the leader in rail and container shipping and logistics management.


                             TOGETHER, WE CAN PUT ALL
                      OUR BEST RESOURCES ON THE BEST TRACK.


              For more than 150 years, we've carried the freight that fuels America's growth. Now, Conrail and CSX are joining forces for new opportunities and long-term growth. We will give customers more direct and more efficient routes, more ex-tensive single-line rail service for shippers and receivers. This means faster, more reliable service, shorter routes and lower transportation costs.


                      WE WILL DELIVER FOR AMERICAN BUSINESS.


              Working together, our merger will produce better service and more competitive pricing, and approximately $730 million in savings from operating efficiencies and other benefits that will support capital investments in services and facilities.
         It will alleviate congestion on America's highways and help cut down on pollution in our cities. Enhanced commuter passenger service and safety will improve the overall reliability of the U.S. transportation system.





                       CONRAIL                         CSX
                                                   CORPORATION
                 ________________________________________________
                               IT MAKES SENSE TODAY
                        AND BUILDS STRENGTH FOR TOMORROW.